Submitted Pursuant to a Request for Confidential Treatment Pursuant to 17 C.F.R.200.83

November 6, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         TransAct Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2013
File No. 000-21121

Attn:       Ji Kim and Barbara Jacob – Legal
Frank Knapp and Patrick Gilmore – Accounting

Ladies and Gentlemen:

Set forth below is the response of TransAct Technologies Incorporated (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 23, 2014 that pertain to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on March 14, 2014.

For reference purposes, the Staff’s comments as reflected in the Commission’s letter dated October 23, 2014 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Confidential treatment has been requested for portions of this letter.  The copy filed herewith omits the information subject to the confidentiality request.  Omissions are designated as [***].  A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission
November 6, 2014	Confidential Treatment Requested By
Page 2	TransAct Technologies, Inc.

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

1.
We note in your response to prior comment 1 that you have established vendor-specific objective evidence (VSOE) of selling price for the combined maintenance component when you sell your Epicentral solution bundled with the Mobile Host software.  Please describe, in detail, your methodology for establishing VSOE for combined maintenance services.  If VSOE is based on stated renewal rates established by management then please tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates or whether there have been any changes to these rates upon renewal.  Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE.

Response:   The Company respectfully confirms to the Staff that we have established VSOE of selling price for our combined maintenance component when our Epicentral solution is bundled with the Mobile Host software.  Our methodology for establishing VSOE for combined maintenance services is based on stated renewal rates included in the Epicentral customer contracts.  To date, the Company has installed and received customer acceptance for 5 Epicentral contracts that include the optional Mobile Host software.  The combined maintenance renewal period is typically one year, consistent with the initial combined maintenance period; accordingly, this renewal term is substantive.  The renewal rate for the combined maintenance services is determined as a percentage of the selling price of the software sold in the arrangement.  The annual renewal percentage has been approximately [***]% or [***]% of the selling price of software.  Epicentral customers with a user base greater than 1,000 slot machines are typically charged a [***]% rate, whereas customers with smaller user bases are charged lower rates of approximately [***]%.  As indicated in ASC 985-605-55-69, postcontract customer support renewal rates expressed as a consistent percentage of the software license fee are considered VSOE of fair value of postcontract customer support.  These renewal rates have been established by management, are included in the customer contracts, and we believe it is probable that the combined maintenance will be renewed at the rate included in the customer contracts.  Currently, each customer arrangement that has been up for renewal of the combined maintenance services has been renewed at the renewal rate in the original customer contract.  We believe that the annual renewal percentages of [***]% and [***]% are substantive based on the amount of annual maintenance renewal relative to the selling price of the software.

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*** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission
November 6, 2014	Confidential Treatment Requested By
Page 3	TransAct Technologies, Inc.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments do not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (203) 859-6810.

Very truly yours,

/s/ Steven A. DeMartino

Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary
(Chief Financial and Accounting Officer)